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Exhibit (a)(6)

        The following is the text of an email message that the registrant intends to send, on or about January 27, 2003 to employees eligible to participate in the offer to exchange.

        This is a reminder to all employees with options eligible for the Stock Option Exchange Program (i.e. you have options with an exercise price of $10.01 or greater granted under the 1994 Incentive Stock Option and Appreciation Plan). If you wish to participate in the Stock Option Exchange Program, please submit your Letter of Transmittal (Election to Participate) to David Corcoran, Legal Department, Computer Horizons Corp., 49 Old Bloomfield Avenue, Mountain Lakes, New Jersey 07046-1495, Tel: (973) 299-4058, Fax: (973) 422-6293. The Letter of Transmittal (Election to Participate) must be received no later than 5:00 P.M. Eastern Standard Time on February 10, 2003. This is a firm deadline. We have attached a form of the Notice of Withdrawal (Election not to Participate) that should be completed and delivered to David Corcoran if you would like to rescind the Letter of Transmittal (Election to Participate) you previously submitted. If you have any questions about the Stock Option Exchange Program, please email David Corcoran at dcorcora@computerhorizons.com. Thank you.

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Exhibit (a)(6)